09042639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2008 AND ENDING August 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conover Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11250 Kirkland Way Suite 100
(No and Street)

Kirkland WA 98033
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Tribbel 425.455.1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 30 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon Tribbel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conover Securities Corporation, as of August 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of WASHINGTON
County of KING
Subscribed and sworn to (or affirmed) to before me on this 28th day of SEPT, 20 09, by JON TRIBBEL proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

PATRICE M. HUGHES
Commission Expires
NOTARY PUBLIC
01-16-2011
STATE OF WASHINGTON

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Conover Securities Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended August 31, 2009

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Conover Securities Corporation:

We have audited the accompanying statement of financial condition of Conover Securities Corporation (the Company) as of August 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conover Securities Corporation as of August 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our auditwas conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
October 23, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Conover Securities Corporation
Statement of Financial Condition
August 31, 2009

Assets

Cash and cash equivalents	$	70,993
Accounts receivable		75
Commissions receivable		65
Total assets	$	71,133

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	1,028
Commission payable		19
Accrued payroll expenses		1,865
Rent payable		24,000
Total liabilities		26,912

Stockholder's equity

Common stock, no par value, 50,000 shares authorized, 13,500 shares issued and outstanding		94,500
Accumulated deficit		(50,279)
Total stockholder's equity		44,221
Total liabilities and stockholder's equity	$	71,133

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of Operations
For the Year Ended August 31, 2009

Revenues		
Commission income	$	238,350
Interest income		6
Net dealer inventory and investment gains (losses)		(5,662)
Other income		20
Total revenues		232,714
Expenses		
Employee compensation and benefits		157,762
Commission expense		65,010
Occupancy		24,000
Taxes, licenses and fees, other than income taxes		7,302
Other operating expenses		23,659
Total expenses		277,733
Net income (loss) before income tax provision		(45,019)
Income tax provision (benefit)		(2,157)
Net income (loss)	$	(42,862)

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended August 31, 2009

	Common Stock	Accumulated Deficit	Total
Balance at August 31, 2008	$ 54,500	$ (7,417)	$ 47,083
Proceeds from issuance of common stock	40,000	-	40,000
Net income (loss)	-	(42,862)	(42,862)
Balance at August 31, 2009	$ 94,500	$ (50,279)	$ 44,221

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of Cash Flows
For the Year Ended August 31, 2009

Cash flow from operating activities:		
Net income (loss)		$ (42,862)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ 2,117	
Marketable securities, at market value	22,883	
Commissions receivable	588	
Prepaid expense	1,800	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	31	
Commission payable	(523)	
Accrued payroll expenses	(3,841)	
Deferred income tax payable	(2,157)	
Rent payable	24,000	
Total adjustments		44,898
Net cash and cash equivalents provided by (used in) operating activities		2,036
Net cash and cash equivalents provided by (used in) investing activities		-
Cash flow from financing activities:		
Proceeds from issuance of common stock	40,000	
Net cash and cash equivalents provided by (used in) financing activities		40,000
Net increase (decrease) in cash and cash equivalents		42,036
Cash and cash equivalents at beginning of year		28,957
Cash and cash equivalents at end of year		$ 70,993

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Notes to Financial Statements
August 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Conover Securities Corporation (the "Company") was incorporated in the state of Washington on January 3,1983, under the name of Abacus Securities Corporation. The Company subsequently changed its name to Conover Securities Corporation on May 21, 2007. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

The Company is a wholly-owned subsidiary of Abacus Group LLC (the "Parent").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including (1) mutual fund retailer, (2) municipal securities broker, (3) broker or dealer selling variable life insurance or annuities, (4) non-exchange member arranging for transactions in listed securities by exchange member.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Mutual fund and annuity income are recognized when earned.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Washington does not impose a state tax, however, the Company is subject to the business & occupation tax based on gross receipts.

Equipment and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred: major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives of five (5) by the straight-line method. The equipment and furniture are fully depreciated.

Conover Securities Corporation
Notes to Financial Statements
August 31, 2009

Note 2: INCOME TAXES

The provision for income tax expense (benefit) is comprised of the following:

	Current	Deferred	Total
Federal	$ -	$ (2,157)	$ (2,157)
State	-	-	-
Total income tax expense (benefit)	$ -	$ (2,157)	$ (2,157)

The Company has available at August 31, 2009, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in the deferred tax asset of approximately $12,290 that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended August 31,
$ 6,008	2026
56,238	2028
19,690	2029
$ 81,936	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: GROSS RECEIPTS TAX

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is subject to the business and occupation tax based on gross receipts. At August 31, 2009, the Company recorded $3,307 of such expenses. These amounts are included in "Taxes, licenses and fees, other than income taxes".

Note 4: SUBSEQUENT EVENTS

On September 1, 2009, the Company executed a contract for the purchase of substantially all of the assets of a third party investment brokerage firm. The purchase includes all engagement contracts in effect as of the date of sale in which the underlying transaction had not closed and funded on or after September 1, 2009. In addition the purchase also includes tangible personal property, intellectual property, prepaid items, warranties, client lists, and goodwill.

Note 4: SUBSEQUENT EVENTS

(Continued)

The purchase price for this transaction is $360,000. Pursuant to the purchase agreement, in the event that the book of business does not generate a commission requirement of $300,000 for three consecutive years, the total purchase price shall be received by the product of the purchase price multiplied by a fraction, the numerator of which is the total required commission minus the commission actually earned during the three year performance period, and the denominator of which is the total required commission.

If the book of business outperforms the commission requirement and exceeds $900,000 at the end of the three year performance period, the seller shall receive an earn out in an amount equal to the product of 0.25 multiplied by (C/3), where C equals the book of business minus the $900,000. The resulting sum is the "Earn Out Amount". The Earn Out Amount shall be paid to the seller each year commencing on the date which is ninety (90) days following the close of the three year performance period through the fifth (5th) anniversary of the expiration of such three year performance peroid.

On September 1, 2009, the Company issued an additional 10,000 shares to its Parent company in exchange for $100,000 cash contribution.

Note 5: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Abacus Group LLC (the "Parent") whereby the Company pays Abacus Group LLC, for use of its facilities, and other operating costs. Under this agreement, the Company paid Abacus Group LLC $24,000 for rent and utilities expenses. It is possible that the terms of certain of the related-party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending August 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After December 15, 2008
SFAS 141(R)	Business Combinations	After December 15, 2008
SFAS 157	Fair Value Measurements	After December 15, 2007
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After December 15, 2007
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Conover Securities Corporation
Notes to Financial Statements
August 31, 2009

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on August 31, 2009, the Company had net capital of $44,146 which was $39,146 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($26,912) to net capital was 0.61 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $2,082 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule			$	42,064
Adjustments:				
Accumulated deficit	$	2,157		
Non-allowable assets		(75)		
Total adjustments				2,082
Net capital per audited statements			$	44,146

Conover Securities Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of August 31, 2009

Computation of net capital				
Common stock	$	94,500		
Accumulated deficit		(50,279)		
Total stockholder's equity			$	44,221
Less: Non-allowable assets				
Accounts receivable		(75)		
Total non-allowable assets				(75)
Net capital				44,146
Computation of net capital requirements				
Minimum net capital requirements				
6 2/3 of net aggregate indebtedness	$	1,794		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				(5,000)
Excess net capital			$	39,146
Ratio of aggregate indebtedness to net capital		0.61 : 1		

There was a difference of $2,082 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated August 31, 2009. See Note 9.

See independent auditor's report

Conover Securities Corporation
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of August 31, 2009

A computation of reserve requirements is not applicable to Conover Securities Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Conover Securities Corporation
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of August 31, 2009

Information relating to possession or control requirements is not applicable to Conover Securities Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Conover Securities Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended August 31, 2009

Board of Directors
Conover Securities Corporation:

In planning and performing our audit of the financial statements of Conover Securities Corporation (the Company), as of and for the year ended August 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
October 23, 2009

Conover Securities Corporation

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended August 31, 2009

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Conover Securities Corporation

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1954, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Conover Securities Corporation ("the Company") for the year ended August 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended August 31, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Conover Securities Corporation taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, CA
October 23, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Conover Securities Corporation
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended August 31, 2009

	Amount
Total assessment	$ 180
SIPC-4 general assessment Payment made on January 7, 2009	(150)
SIPC-7T general assessment Payment made on September 30, 2009	(30)
Total assessment balance (overpayment carried forward)	$ - 0-